MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

February 16, 2017

VIA EDGAR

Mr. Kenneth Ellington

Ms. Sally Samuel

Mr. Patrick Scott

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:      MainStay Funds Trust (File Nos. 333-160918, 333-215497 and 811-22321) (the “Registrant”)

Dear Mr. Ellington, Ms. Samuel and Mr. Scott:

This letter responds to comments that Mr. Ellington, Ms. Samuel and Mr. Scott provided telephonically on February 16, 2017 regarding the Registration Statement/Proxy Statement on Form N-14 (Securities Act File No. 333-215497) and the Post-Effective Amendment No. 109 to the Registration Statement on Form N-1A (“Amendment”) (Securities Act File No. 333-160918) (SEC Accession No. 0001144204-17-009417and 0001144204-17-009333, respectively), each filed by the Registrant on February 15, 2017. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Amendment and Registration Statement/Proxy Statement.

Amendment

SEC accounting staff comment:

Comment 1:	Please confirm the calculations for the example expenses after 10 years for Class B shares.

Response:	The Registrant confirms this calculation.

SEC Examiner comment:

Comment 2:	Please revise the following sentences in the performance introduction:

Class I performance, which is shown below, reflects the lower expenses for that class as compared to the expenses for Class B, Class R1, Class R2 and Class R3 shares. For share classes that have higher expenses, performance would have been lower.

Response:	The Registrant will revise this section as requested.

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N-14

SEC accounting staff comments:

Comment 1:	Please add disclosure that neither Reorganization is contingent upon the other in the pro forma financial information for Reorganizations between MainStay ICAP Equity Fund, MainStay ICAP Select Equity Fund and MainStay Epoch U.S. Equity Yield Funds.

Response:	The Registrant will revise this section as requested.

Comment 2:	Please fill in the fee tables in each Proposal for the newly registered classes for MainStay Epoch U.S. Equity Yield Fund.

Response:	The Registrant will revise this section as requested.

SEC Examiner comment:

Comment 3:	Please confirm that the performance presented does not reflect adjustments based on another class’s expenses.

Response:	The Registrant confirms that the performance presented is the actual performance of each Fund and does not reflect adjustments based on another class’s expenses.

Comment 4:	Please revise the incorporation by reference sections to reflect the updated prospectus filed February 15, 2017.

Response:	The Registrant will revise this section as requested.

Please contact the undersigned at 201-685-6232 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:	J. Kevin Gao

Thomas Bogle

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